Exhibit 21.1

Subsidiaries of Mykrolis Corporation

Name of Subsidiary	Jurisdiction
Mykrolis Asia Ltd.	Delaware
Mykrolis Singapore Pte. Ltd.	Singapore
Mykrolis Korea Ltd.	Korea
Mykrolis Pacific Ltd.	Delaware
Mykrolis (Shanghai) Microelectronics
Trading Company Ltd.	Peoples Republic of China
Mykrolis-Anapure (Shanghai) Microelectronics
Company Ltd.**	Peoples Republic of China
Mykrolis B.V.	Netherlands
Mykrolis GmbH	Germany
Mykrolis (UK) Ltd.	United Kingdom
Mykrolis Ireland Ltd.	Ireland
Mykrolis SAS	France
Millipore France Holding Company B.V.***	Netherlands
Mykrolis MiE SAS	France
Nihon Mykrolis KK	Japan

**	Denotes a joint venture company of which registrant owns 80% of the voting equity
***	Denotes a joint holding company of which registrant owns all of the class B tracking shares, representing 50% of voting equity and all of the capital and income interest in Mykrolis MiE SAS